OMNOVA SOLUTIONS INC.
Amended and Restated
Articles of Incorporation
As adopted and in effect on April 4, 2016
These Amended and Restated Articles of Incorporation amend and replace in all respects the Amended and Restated Articles of Incorporation of OMNOVA Solutions Inc. adopted on September 17, 1999, as amended December 4, 2014.
ARTICLE I
The name of the corporation is OMNOVA Solutions Inc. (the “Corporation”).
ARTICLE II
The place in the State of Ohio where the Corporation’s principal office is located is the City of Beachwood, Cuyahoga County.
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code.
ARTICLE IV
A.    Authorized Capital Stock. The Corporation is authorized to issue One Hundred Fifty Million (150,000,000) shares of capital stock, consisting of Fifteen Million (15,000,000) shares of preferred stock, par value $1.00 per share (“Preferred Stock”), and One Hundred Thirty-Five Million (135,000,000) shares of common stock, par value $0.10 per share (“Common Stock”).
B.    Preferred Stock. The Board of Directors shall have authority to issue Preferred Stock from time-to-time in one or more series.
1.    Series A. Preferred Stock. In addition to the voting rights set forth relating to Series A Preferred Stock in any Preferred Stock Designation, Series A Preferred Stock is also entitled to one hundred votes for each share of such stock upon all matters presented to the shareholders; and except as otherwise provided in these Articles or in any Preferred Stock Designation, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together as one class on all matters.
2.    Series B Preferred Stock. In addition to the voting rights set forth relating to Series B Preferred Stock in any Preferred Stock Designation, Series B Preferred Stock is also entitled to one vote for each share of such stock upon all matters presented to the shareholders; and except as otherwise provided in these Articles or in any Preferred Stock Designation, the holders of Series B Preferred Stock and the holders of Common Stock shall vote together as one class on all matters.
3.    Series C Preferred Stock. Other than as provided in any Preferred Stock Designation, Series C Preferred Stock is not entitled to vote.

C.    Common Stock. Subject to any Preferred Stock Designation, the holders of shares of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders for each share of Common Stock held of record by such holder as of the record date for such meeting.
ARTICLE V
The Board of Directors shall be authorized hereby to exercise all powers now or hereafter permitted by law providing rights to the Board of Directors to adopt amendments to these Articles to fix or change the express terms of any unissued or treasury shares of any class, including, without limiting the generality of the foregoing: division of such shares into series and the designation and authorized number of shares of each series; voting rights of such shares (to the extent now or hereafter permitted by law); dividend or distribution rate; dates of payment of dividends or distributions and the dates from which they are cumulative; liquidation price; redemption rights and price; sinking fund requirements; conversion rights; and restrictions on the issuance of shares of the same series or any other class or series; all as may be established by resolution of the Board of Directors from time-to-time (collectively, a “Preferred Stock Designation”).
ARTICLE VI
Except as may be provided in any Preferred Stock Designation, holders of shares of capital stock of the Corporation shall not be entitled to cumulative voting rights in the election of directors.
ARTICLE VII
Except as may be provided in any Preferred Stock Designation, no holder of any shares of capital stock of the Corporation shall have any preemptive right to acquire any shares of unissued capital stock of any class or series, now or hereafter authorized, or any treasury shares or securities convertible into such shares or carrying a right to subscribe to or acquire such shares of capital stock.
ARTICLE VIII
The Corporation may from time-to-time, pursuant to authorization by the Board of Directors and without action by the shareholders, purchase or otherwise acquire capital stock of the Corporation of any class or classes in such manner, upon such terms and in such amounts as the Board of Directors shall determine; subject; however, to such limitation or restriction, if any, as is contained in any Preferred Stock Designation at the time of such purchase or acquisition.
ARTICLE IX
Notwithstanding anything to the contrary contained in these Articles, the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with Article V, Article VI, Article VII, Article VIII or this Article IX; provided, however, that this Article IX shall not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to these Articles. For purposes of these Articles, “voting power of the Corporation” means the aggregate voting power of (1) all the outstanding shares of Common Stock of the Corporation and (2) all the outstanding shares of any class or series of capital stock of the Corporation that has (i) rights to distributions senior to those of the Common Stock, including, without limitation, any relative, participating, optional or other special rights and privileges of, and any qualifications, limitations or restrictions on, such shares and (ii) voting rights entitling such shares to vote generally in the election of officers.
ARTICLE X
In any election of nominees to the Board of Directors of the Corporation (the “Board”) at an annual meeting of the shareholders, if the number of nominees for election to the Board is less than or equal to the number of directorships to be filled in such election (an “Uncontested Election”), then each individual nominated shall be elected to the Board if the votes cast “for” such nominee’s election exceeds the votes “against” such nominee’s election. If the number of nominees for election to the Board is greater than the number of directorships to be filled at the annual meeting of shareholders, then the nominees receiving the greatest number of votes cast “for” their election shall be elected to the available number of directorships. Neither abstentions nor “broker non-votes” shall count as votes “for” or “against” a nominee’s election.
Election of directors of the Corporation need not be by written ballot unless requested by the presiding officer of the annual meeting of the shareholders or by the holders of a majority of the voting power of the Corporation present in person or represented by proxy at such a meeting.
ARTICLE XI
Any and every statute of the State of Ohio hereafter enacted, whereby the rights, powers or privileges of corporations or of the shareholders of corporations organized under the laws of the State of Ohio are increased or diminished or in any way affected, or whereby effect is given to the action taken by any number, less than all, of the shareholders of any such corporation, shall apply to the Corporation and shall be binding not only upon the Corporation but upon every shareholder of the Corporation to the same extent as if such statute had been in force at the date of filing these Articles in the office of the Secretary of State of Ohio.